Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: North Pittsburgh Systems, Inc.
Commission File No.: 0-13716

Consolidated Communications, Inc.
Corporate Profile

About our company

Founded in 1894, Consolidated Communications, Inc. is a family of companies providing voice and data communications services to both business and residential customers in Illinois and Texas, including local and long distance, high-speed Internet, digital TV, directory services, business systems, retail and wholesale operator services, public services and fully-integrated telemarketing and fulfillment services.

Headquarters

121 S. 17th Street
Mattoon, IL 61938
Phone: 217-235-3311
Web site: www.consolidated.com

Key Personnel

Richard A. Lumpkin, Chairman
Robert J. Currey, President and CEO
Steve Childers, Chief Financial Officer
Joe Dively, Senior Vice President
Bob Udell, Senior Vice President
Steven Shirar, Senior Vice President
Chris Young, Chief Information Officer

History and Milestones

Consolidated Communications traces its roots to 1894 with the founding of Mattoon Telephone Company by Dr. Iverson A. Lumpkin, the great-grandfather of the company’s Chairman Richard A. Lumpkin. Through a succession of mergers and acquisitions, the 175-customer telephone company grew to become one of the largest, privately owned telephone companies in the U.S. In the mid-80s, the company’s owner formed Consolidated Communications Inc., under which new subsidiaries began providing data/private line, mobile, telemarketing, directory publishing, competitive operator and long distance services. In 1997, Consolidated Communications Inc. merged with McLeodUSA, a super-regional competitive local exchange company. In July 2002, an investment group headed by Illinois Consolidated Telephone Company (ICTC) Chairman and President Richard A. Lumpkin, entered into an agreement to purchase ICTC and other related businesses from McLeodUSA. On Dec. 31, 2002, the sale became final and the company name returned to Consolidated Communications, Inc. Consolidated Communications purchased the former TXU Communications in April 2004, and in July 2005, Consolidated Communications became a public company trading under the NASDAQ symbol CNSL.

Employees/Locations

Consolidated Communications has approximately 1,100 employees in Illinois and Texas. Major employment centers are in Mattoon and Charleston in Illinois and Conroe and Lufkin in Texas.

Consolidated family of companies

Consolidated Communications (Telephone Operations)
Consolidated Communications, based in Mattoon, Ill., is the 14th largest telephone company in the U.S. The company operates in 35 contiguous exchanges in Central Illinois and serves the Texas cities of Conroe, Lufkin and Katy. Consolidated has almost 232,000 access lines in service and more than 64,000 broadband connections. The company provides local and long distance and VoIP service, high-speed Internet, digital TV and wireless phone service.

Consolidated Directory Services (CDS)
Consolidated Directories publishes white and yellow pages directories for its markets in Illinois and Texas. In addition to the traditional format, Consolidated also offers online and mini versions of its 11 directories.

Consolidated Operator Services (COS)
Consolidated Operator Services markets wholesale services to long distance carriers and telephone companies and retail services to corporations, resellers and payphone operators. The company has call centers in Mattoon and Taylorville, Ill., and offers local and long distance toll assistance, directory assistance (national and corporate) and messaging services.

Consolidated Market Response (CMR)
Consolidated Market Response provides inbound and outbound telemarketing services and fulfillment services as a fully-integrated marketing company. CMR operates centers in Charleston and Mattoon, Ill., and Terre Haute, Ind.

Consolidated Public Services (CPS)
Consolidated Public Services provides public services to state, county and municipal correctional institutions as well as public payphone operators. The company’s services include customized automated collect calling for inmates, security and fraud prevention services and payphone service.

Community Investment

Consolidated Communications believes in giving back to the communities it serves, and community investment has been a hallmark of the company’s history. Through the Consolidated Communications Earning For Learning program, the company has returned more than $2.7 million to 30 school districts and education foundations in Illinois since 1993. Consolidated is a contributor to numerous non-profit organizations in Illinois and Texas, and supports economic development organizations and local chambers of commerce. In addition to the many local charities and organizations Consolidated Communications supports, the company also organizes and hosts its Special Olympics Family Festival in Mattoon, Ill., each September.

Safe Harbor

Any statements other than statements of historical facts, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability of Consolidated Communications Holdings, Inc. (the “Company”) to complete the acquisition, successfully integrate the operations of North Pittsburgh Systems, Inc. (“North Pittsburgh”) and realize the synergies from the acquisition, as well as a number of other factors related to the businesses of the Company and North Pittsburgh, including various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; the substantial amount of debt and the Company’s ability to incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the Company’s common stock; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; the ability to refinance the existing debt as necessary; regulatory changes, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; economic conditions in the Company’s and North Pittsburgh’s service areas in Illinois, Texas and Pennsylvania; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; and liability and compliance costs regarding environmental regulations. These and other risks and uncertainties are discussed in more detail in the Company’s and North Pittsburgh’s filings with the Securities and Exchange Commission, including our respective reports on Form 10-K and Form 10-Q.

Many of these risks are beyond management’s ability to control or predict. All forward-looking statements attributable to the Company, North Pittsburgh or persons acting on behalf of each of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and the companies’ filings with the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Prospectus/Proxy Statement

This material is not a substitute for the prospectus/proxy statement the Company and North Pittsburgh will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by the Company and North Pittsburgh with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to North Pittsburgh, 4008 Gibsonia Road, Gibsonia, Pennsylvania 15044, Attention: Investor Relations. The final prospectus/proxy statement will be mailed to shareholders of North Pittsburgh.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and North Pittsburgh, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2007 annual meeting of shareholders. Information about the directors and executive officers of North Pittsburgh is set forth in the company’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.